UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40086

AlphaTON Capital Corp

(Translation of registrant's name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-275842 and 333-289199) and Form F-3 (File Nos. 333-286961, 333-290827, 333-291341 and 333-291921) of AlphaTON Capital Corp (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 5, 2025, the Company entered into a Subscription Agreement (the “Original Agreement”) with Compedica Holdings Limited (“Compedica”), pursuant to which the Company issued and sold to Compedica 625,000 ordinary shares of the Company at a price per share of $8.00 (the “Company Shares”) in exchange for the issuance by Compedica to the Company of 1,165,501 ordinary shares of Compedica at a price per share of $4.29 (the “Compedica Shares” and, such transaction, the “Exchange”).

On February 6, 2026, the Company entered into a termination, rescission and transfer agreement (the “Agreement”) with Compedica Holdings Limited (“Compedica”), pursuant to which the parties agreed to terminate and rescind ab initio the Original Agreement and unwind the Exchange, with the intent of restoring the parties to their respective positions immediately prior to the consummation of the transactions contemplated by the Original Agreement, in each case subject to the terms and conditions set forth in the Agreement.

Pursuant to the Agreement, the Company transferred and delivered to Compedica all right, title and interest in and to the Compedica Shares, free and clear of all encumbrances, and Compedica transferred and delivered to the Company all right, title and interest in and to the Company Shares, free and clear of all encumbrances. Other than such reciprocal share transfers and the mutual covenants set forth in the Agreement, no additional consideration was paid by either party in connection with the termination, rescission and unwind of the Original Agreement and the Exchange.

The Agreement contains customary representations and warranties, mutual indemnification obligations, covenants and termination provisions. The Agreement also provides for mutual releases by each party and its respective affiliates of all claims, whether known or unknown, arising out of or relating to the Original Agreement and related transaction documents, including any surviving indemnification obligations under the Original Agreement.

 The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibits 10.1 to this report on Form 6-K and is incorporated herein by reference.

EXHIBITS

Exhibit Number	Description
10.1	Termination, Rescission and Transfer Agreement, dated February 6, 2026, by and between AlphaTON Capital Corp and Compedica Holdings Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPHATON CAPITAL CORP

Dated: February 10, 2026	By:	/s/ Wes Levitt
		Name:	Wes Levitt
		Title:	Chief Financial Officer